EXHIBIT 12.1

TRICO MARINE SERVICES, INC.

COMPUTATION OF RATIOS OF EARNINGS

TO FIXED CHARGES

(Dollars in thousands, except ratios)

						Nine months Ended September 30, 2003(5)
	1998	1999(1)	2000(2)	2001(3)	2002(4)
Net income (loss)	$25,280	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(64,965)
Amortization of capitalized interest	40	174	216	215	242	204
Income tax expense (benefit)	11,804	(16,770)	(4,946)	(3,317)	14,550	(2,559)

Earnings (loss) from continuing operations before income taxes	$37,124	$(50,006)	$(17,452)	$(10,025)	$(53,186)	$(67,320)

Fixed charges
Interest on long-term debt expensed	$27,696	$31,987	$29,883	$26,232	$28,432	$23,093
Interest on long-term debt capitalized	4,060	1,206	—	156	737	236
Amortization of deferred financing costs	1,784	1,632	1,388	1,366	1,127	717
Estimated portion of rental expense attributable to interest	60	72	65	69	125	333

Total fixed charges	$33,600	$34,897	$31,336	$27,823	$30,421	$24,379

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$66,664	$(16,315)	$13,884	$17,642	$(23,502)	$(43,177)

Ratio of earnings to fixed charges	2.0	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $51.2 million.

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million.

(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million.

(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million.

(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $67.6 million.